Exhibit 4.24

FRAMEWORK AGREEMENT ON PURCHASE OF TEACHING MATERIALS

Party A: Rise (Tianjin) Education Information Consulting Co., Ltd. (“Supplier”)

Address: Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No.8 Huanhe West Road, Airport Economic Zone, Tianjin, China

Legal Representative: SUN Yiding

Party B: [•] (“Customer”)

Address: [•]

Legal Representative: [•]

This Framework Agreement on Purchase of Teaching Materials (this “Agreement”) is entered into as of [Date] by and between Supplier and Customer (each a “Party” and collectively, the “Parties”), through friendly consultations, for the procurement of teaching materials for the Rise Subject English Education courses (“Teaching Materials”). The Parties agree as follows:

1.	Procurement of Teaching Materials

The Parties hereby enter into this Agreement, and Supplier hereby agrees to provide Teaching Materials to Customer’s procuring entities.

Supplier shall provide Customer with Teaching Materials, and Customer agrees to pay for Teaching Materials at the prices agreed in the purchase order (the “purchase price”). Supplier may adjust the purchase price for Teaching Materials based on the changes in, among other things, the market environment, conditions and policies. In the event of any adjustment of purchase price, Supplier shall timely notify Customer thereof.

The purchase price stipulated in the Appendices to this Agreement is inclusive of applicable taxes. Supplier shall check the inventory and arrange the delivery in the order of payments before the end of the succeeding month upon its receipt of the payment from Customer.

Supplier shall handle shipment and delivery for Customer and bear the freight charges. Upon delivery of Teaching Materials to the shipping or delivery company, Teaching Materials shall be deemed having been delivered to Customer.

2.	Payment for Teaching Materials

Customer shall make the payments for Teaching Materials to the following account designated by Supplier.

Account Name: Rise (Tianjin) Education Information Consulting Co., Ltd.

Account Bank: China CITIC Bank (Beijing Shijingshan Sub-branch)

Account Number: 7117410182600004703

Upon payment, Supplier shall issue invoices in respect of the purchase price for the respective Teaching Materials to Customer.

3.	Defects

In case of any shortage or damage of Teaching Materials, Customer shall communicate with the transportation and delivery personnel in person upon its receipt of such Teaching Materials and notify Supplier in writing of the quantity of Teaching Materials with defects and the related circumstances within 15 business days upon its receipt of such Teaching Materials. Supplier shall not be liable for any claims on defects in any Teaching Materials raised by Customer after the above-referenced timeframe, and all the losses arising from such defects shall be borne by Customer.

4.	Anti-corruption

Each Party shall comply with, and shall cause its agents, directors, partners, employees, officers, and other persons who are affiliated with such Party and provide services for the performance of this Agreement (including but not limited to subcontractors) (collectively, “Interested Persons”) to comply with, the following undertakings: a) not to engage, in any manner, in any activities that may involve bribery, corruption, extortion, embezzlement or any other violation of laws; b) to comply with all applicable laws, regulations, administrative rules and regulatory documents relating to anti-bribery and anti-corruption (collectively, “Anti-bribery Laws”). Each Party undertakes to implement appropriate policies and procedures continuously and adequately throughout the term of this Agreement to ensure its compliance with Anti-bribery Laws.

Each Party shall hold the other Party and the affiliates, directors, partners, officers, employees, contractors, subcontractors and agents of the other Party harmless from any and all expenses, damages, liabilities, losses or fees arising directly or indirectly out of any violation of Anti-bribery Laws by such Party or its Interested Persons. In the event of any violation of Anti-bribery Laws, the Party in violation shall be liable for full indemnification of all the losses incurred by the other Party.

If either Party believes in good faith that the other Party or any Interested Person of the other Party has violated any provision in this clause or any provisions of Anti-bribery Laws, such Party shall have the right to terminate this Agreement immediately.

5.	Events of Default

Failure by a Party to perform its obligations under this Agreement or any non-compliance of its performance of obligations with this Agreement shall constitute an event of default. The defaulting Party shall indemnify the non-defaulting Party for all the direct and indirect losses arising from its default. Either Party’s failure to exercise the right to claim liquidated damages or indemnification for losses against the other Party shall not be deemed as a waiver of such right.

6.	Dispute Resolution

The Parties shall seek to resolve all the disputes arising from or in connection with this Agreement through friendly consultation. In the event that any dispute cannot be resolved through such consultation, such dispute shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration pursuant to the then effective arbitration procedures and rules of CIETAC. The seat of the arbitral tribunal shall be in Beijing, and the arbitration hearings shall be conducted in Chinese. The arbitral award shall be final and binding upon the Parties. If CIETAC declines to accept the arbitration request or deems the dispute so submitted out of the scope for CIETAC arbitration, such dispute shall be submitted to the competent court with jurisdiction over the dispute.

7.	Miscellaneous

This Agreement is executed in two (2) original copies and each Party shall hold one original copy. Both original copies shall have the same legal effect. This Agreement shall become effective upon being affixed with both Parties’ official seals.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed

Rise (Tianjin) Education Information Consulting Co., Ltd.

                     (Corporate Seal)

Date:

[●]

                     (Seal)

Date: